Exhibit (a)(5)(clxiv)

Contact:	Jennifer Glass
Oracle Corp.
(650) 633-6192
jennifer.glass@oracle.com

ORACLE EXTENDS TENDER OFFER

Extends Offer For $21.00 Through October 8, 2004

REDWOOD SHORES, Calif., September 23, 2004 — Oracle Corporation (NASDAQ: ORCL) announced today that it has extended its previously announced tender offer for all of the common stock of PeopleSoft, Inc. to midnight EDT on Friday, October 8, 2004.

The tender offer was previously set to expire at midnight EDT on Friday, September 24, 2004. As of the close of business on Thursday, September 23, 2004, approximately 23,789,417 shares had been tendered in and not withdrawn from the offer.

The solicitation and the offer to buy PeopleSoft’s common stock is only made pursuant to the Offer to Purchase and related materials that Oracle Corporation and Pepper Acquisition Corp. filed on June 9, 2003, as amended and restated on February 12, 2004 and as subsequently amended. Stockholders should read the Amended and Restated Offer to Purchase and related materials carefully because they contain important information, including the terms and conditions of the offer. Stockholders can obtain the Amended and Restated Offer to Purchase and related materials free at the SEC’s website at www.sec.gov, from Credit Suisse First Boston LLC, the Dealer Manager for the offer, from MacKenzie Partners, the Information Agent for the offer, or from Oracle Corporation.

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